To the shareholders of Statoil ASA

NOTICE OF ANNUAL GENERAL MEETING

on 19 May 2010 at 17.00
At Stavanger Forum, Gunnar Warebergsgate 13, NO-4021 Stavanger

AGENDA

1. Opening of the annual general meeting by the chair of the corporate assembly

2. Election of a chair of the meeting
   The board of directors proposes that the general meeting elects the chair of the corporate assembly, Olaug Svarva, as chair of the meeting.

3. Approval of the notice and the agenda

4. Registration of attending shareholders and proxies

5. Election of two persons to co-sign the minutes together with the chair of the meeting

6. Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2009 including the board of directors' proposal for distribution of dividend
   The board proposes a total dividend of NOK 6 per share for 2009. The dividend accrues to the shareholders as of 19 May 2010. Expected payment of dividends is 2 June 2010.

7. Declaration on stipulation of salary and other remuneration for executive management
   In accordance with section 6-16a of the Public Limited Companies Act, the board of directors will prepare a statement regarding the settlement of salary and other remuneration for executive management. The content of the statement is included in note 6 to Statoil's annual report and accounts for 2009 which have been prepared in accordance with accounting principles generally accepted in Norway (NGAAP). The general meeting will consider the statement by an advisory vote.

8. Determination of remuneration for the company's auditor

9. Election of members to the corporate assembly
   The nomination committee nominates the following persons as members of the corporate assembly until the annual general meeting in 2012:
   i)   Olaug Svarva (nominated as chair, for the corporate assembly's election) (existing member and chair)
   ii)   Idar Kreutzer (nominated as deputy chair, for the corporate assembly's election) (existing member and deputy chair)
   iii)   Karin Aslaksen (existing member)
   iv)   Greger Mannsverk (existing member)
   v)   Steinar Olsen (existing member)
   vi)   Ingvald Strømmen (existing member)
   vii)   Rune Bjerke (existing member)
   viii)   Tore Ulstein (existing member)
   ix)   Live Haukvik Aker (new member)
   x)   Siri Kalvig (new member)
   xi)   Thor Oscar Bolstad (new member)
   xii)   Barbro Hætta-Jacobsen (new member)

   The nomination committee nominates the following persons as deputy members of the corporate assembly until the annual general meeting in 2012:
   Arthur Sletteberg (existing deputy member, former 3. deputy)
   Anne-Margrethe Firing (existing deputy member)
   Linda Litlekalsøy Aase (new deputy member)
   Shahzad Rana (existing deputy member)

   For further information about the nominated candidates please see the enclosed information from the nomination committee or www.statoil.com.

10. **Determination of remuneration for the corporate assembly**
    The nomination committee proposes the following remuneration to the corporate assembly:

	From	To
Chair:	NOK 95,000/yearly	NOK 100,000/yearly
Deputy chair	NOK 50,000/yearly	NOK 52,500/yearly
Members	NOK 35,000/yearly	NOK 37,000/yearly
Deputy members	NOK 5,000/meeting	NOK 5,250/meeting

11. **Election of members to the nomination committee**
    The nomination committee nominates the following persons as members of the nomination committee until the annual general meeting in 2012:
    Olaug Svarva, chair (existing chair)
    Bjørn Ståle Haavik (existing member)
    Tom Rathke (existing member)
    Live Haukvik Aker (new member)

    For further information about the nominated candidates please see the enclosed information from the nomination committee or www.statoil.com.

12. **Determination of remuneration for the nomination committee**
    The nomination committee proposes the following remuneration to the nomination committee:
    Chair: NOK 10,000/meeting   (no change)
    Members: From NOK 7,000/meeting to NOK 7,400/meeting

13. **Authorisation to acquire Statoil shares in the market in order to continue implementation of the share saving plan for employees**
    Since 2004, the company has had a share saving plan for all employees of the group. The purpose of this plan is to enhance a good business culture and encourage loyalty through employees becoming part-owners of the company. In Norway, approximately 80% of the employees participate in the share saving plan. At the annual general meeting in 2009 it was decided to authorise the board to acquire shares in the market for this purpose. This authorisation expires on the date of the annual general meeting 2010. It is proposed that the general meeting gives the board a new authorisation to acquire shares in the market, in order to continue the company's share saving plan.

    Proposed resolution:
    "The board of directors is authorised on behalf of the company to acquire Statoil shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 20,000,000. Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Statoil group as part of the group's share saving plan, as approved by the board of directors. The minimum and maximum amount that may be paid per share will be NOK 50 and 500 respectively.

    The authorisation is valid until the next annual general meeting, but not beyond 30 June 2011.

    This authorisation replaces the previous authorisation to acquire own shares for implementation of the share saving plan for employees granted by the annual general meeting on 19 May 2009."

14. **Authorisation to acquire Statoil shares in the market for subsequent annulment**
    The board of directors requests the annual general meeting for authorisation to repurchase up to 75,000,000 own shares in the market (approximate 2.4 per cent of the company's share capital) in accordance with section 9-4 of the Public Limited Act. Such authorisation is common in many listed companies. The repurchase of own shares benefits shareholders by increasing the owner interest in the company of remaining shares.

    The reason for the request for such an authorisation is to enable Statoil's board of directors to utilise the mechanism permitted by the Public Limited Companies Act with respect to the distribution of capital to the company's shareholders. The repurchase of own shares will also be an important means of continually adjusting the company's capital structure in order to make it more expedient.

    Statoil's dividend policy was revised on 10 February 2010:
    "It is Statoil's ambition to grow the annual cash dividend, measured in NOK per share in line with longterm underlying earnings. When deciding the annual dividend level, the board will take into consideration expected cash flow, capital expenditure plans, financing requirements and appropriate financial flexibility. In addition to cash dividend, Statoil might buy back shares as part of total distribution of capital to the shareholders."

    It is a precondition that the repurchased shares are subsequently annulled through a resolution to reduce the company's share capital by a new general meeting. It is also a precondition for the repurchase and the annulment of own shares that the state's owner interest in Statoil ASA is not changed. In order to achieve this, a proposal will also be put forward at the general meeting which is to decide the annulment of the repurchased shares for the redemption of a proportion of the state's shares, so that the state's owner interest in the company remains unchanged. The state currently has an ownership interest of 67 per cent, and the total annulment and redemption could thus involve up to 125,250,000 shares (approximately 3.9 per cent of the company's share capital).

It is also a precondition for the board of directors' request for authorisation to repurchase own shares, that Statoil and the state represented by the Ministry of Petroleum and Energy, have entered into an agreement whereby the Ministry undertakes to vote in favour of authorisation of the acquisition of own shares, their subsequent annulment and the redemption of a corresponding number of the state's shares. On redemption of the shares, Statoil ASA will pay a price to the state for each share corresponding to a volume-weighted average of the price paid by Statoil ASA for shares purchased in the market, plus interest compensation calculated from the date of the individual repurchases until payment is effected.

Proposed resolution:
"The board of directors of Statoil ASA is hereby authorised to acquire Statoil shares in the market on behalf of the company with a nominal value of up to NOK 187,500,000. The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 500 respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction of the company's share capital, pursuant to the Public Limited Companies Act section 12-1.

The authorisation is valid until the next ordinary general meeting, but not beyond 30 June 2011."

15. Changes to articles of association
The board proposes the following changes to the articles of association for Statoil ASA (proposed new text is underlined):

Articles of association § 4
"The board of directors of the company shall consist of 10 members. The board of directors, including the chair and the deputy chair, shall be elected by the corporate assembly. Deputy directors may be elected in respect of the directors elected by and among the employees in accordance with regulations stipulated in or pursuant to the Public Limited Companies Act."

Articles of association § 5
"The chair of the board alone, the chief executive officer alone or any two directors jointly may sign for the company. The board may grant powers of procuration."

Articles of association § 7
"The company shall have a corporate assembly consisting of 18 members and deputy members. The annual general meeting shall elect 12 members and four deputy members for these 12 members. Six members and deputies for these six members shall be elected by and among the employees of the company in accordance with regulations stipulated in or pursuant to the Public Limited Companies Act.

The corporate assembly shall elect a chair and deputy chair from and among its members. The corporate assembly shall hold at least 2 meetings annually."

Articles of association § 9
The proposed revision implements recent changes in the Norwegian Limited Liability Companies' Act, which enable electronic distribution of documentation for the general meetings of shareholders. The board proposes the following change to § 9 (proposed new text is underlined):

"Documents relating to matters to be dealt with by the company's annual general meeting, including documents which by law shall be included in or attached to the notice of the annual general meeting, do not need to be sent to the shareholders if the documents are accessible on the company's home pages. A shareholder may nevertheless request that documents, which relate to matters to be dealt with by the company's annual general meeting, be sent to him/her.

The annual general meeting shall address and decide the following matters:
1. Adoption of the annual report and accounts, including the declaration of dividends.
2. Any other matters which are referred to the annual general meeting by statute law or the articles of association."

Articles of association § 11
"The duties of the nomination committee are to submit a recommendation to
1. the annual general meeting for the election of shareholder-elected members and deputy members of the corporate assembly and remuneration of members of the corporate assembly,
2. the annual general meeting for the election and remuneration of members of the nomination committee,
3. the corporate assembly for the election of shareholder-elected members of the board of directors and remuneration of the members of the board of directors and
4. the corporate assembly for the election of the chair and the deputy chair of the corporate assembly

The chair of the board of directors and the president and CEO shall be invited, without having the right to vote, to attend at least one meeting of the nomination committee before it makes its final recommendation.

The nomination committee consists of four members who must be shareholders or representatives of shareholders and who shall be independent of the board of directors and the company's management. The members of the nomination committee, including the chair, shall be elected by the annual general meeting. The chair of the <u>nomination</u> committee and one other member shall be elected from among the shareholder-elected members of the corporate assembly. The members of the <u>nomination</u> committee are <u>normally</u> elected for a term of <u>two</u> years.

<u>If the appointment of a member of the nomination committee terminates before the term of office has expired, the election of a new member can be deferred until the next general meeting of shareholders. If the appointment of the chair terminates before his/her term of office has expired, the committee elects from among its members a new chair to hold office until the next general meeting of shareholders.</u>

The annual general meeting stipulates the remuneration to be paid to members of the <u>nomination</u> committee. The company will cover the costs of the <u>nomination</u> committee.

At the proposal of the board of directors' shareholder-elected members, the corporate assembly's <u>shareholder-elected members</u> may adopt instructions for the <u>nomination</u> committee."

16. **Proposal from a shareholder**
     A shareholder has proposed that the following resolution be adopted:

     "Statoil should withdraw from tar sand activities in Canada because of the dangerous climate, environmental and social impacts. The investments in tar sands undermine international ambitions to limit the increase in global temperature to below 2 degr. C. Statoil's tar sand activities are a strategic directional move that is not in line with the company's goals and values for sustainable development. Statoil should lead by positive example and withdraw from further tar sand developments."

     Registration
     Shareholders wishing to attend, either in person or by proxy, must register by 18 May 2010 at 12.00 either at the address DnB Nor Bank ASA, Verdipapirservice, NO-0021 Oslo, by telefax no. +47 22 48 11 71 or electronically via Investor account services (Investortjenester). It is also possible to register via the group's website www.statoil.com. Registration form has been distributed to the shareholders.

     Shareholders wishing to be present and vote at the annual general meeting by proxy may send their proxy form electronically via Investor account services, or to DnB Nor Bank ASA, Verdipapirservice, by the above-mentioned deadline. Proxy form, with instructions for use, has been distributed to the shareholders. Identity papers of both the proxy and the shareholder, and a certificate of registration if the shareholder is a body corporate, must be enclosed with the proxy form.

     If shares are registered by a nominee in the VPS register, cf section 4-10 of the Norwegian Public Limited Liability Companies Act, and the beneficial shareholder wants to vote for their shares, the beneficial shareholder must re-register the shares in a separate VPS account in their own name prior to the general meeting, or prove that the transfer into such account is reported to VPS prior to the general meeting.

     Statoil ASA is a Norwegian public limited company governed by Norwegian law, including the Public Limited Companies Act and the Securities Trading Act. As of the date of this notice, the company has issued 3,188,647,103 shares, each of which represents one vote. The shares have equal rights also in all other respects. As of the date of this notice, the company has 5,637,630 treasury shares.

     A shareholder has the right to have items put on the agenda of the general meeting, provided that each such item is sent in writing to the board of directors together with a draft resolution or a justification as to why the item should be put on the agenda 28 days prior to the general meeting at the latest.

     A shareholder has the right to table draft resolutions for items included in the agenda and to require that members of the board of directors and the CEO in the general meeting provide available information about matters which may affect the assessment of (i) the approval of the annual accounts and the annual report, (ii) items which are presented to the shareholders for decision, and (iii) the company's financial situation, including information about activities in other companies in which the company participates, and other matters to be discussed at the general meeting, unless the requested information cannot be disclosed without causing disproportionate harm to the company.

     The shares will be traded ex-dividend on the Oslo stock exchange from 20 May 2010.

     Notice of the annual general meeting and other case documents are available on www.statoil.com.

Stavanger, 17 March 2010

The board of directors of Statoil ASA

Attachments:
1) Annual report and accounts, and auditor's report, for 2009 (available at www.statoil.com)
2) Attendance form and power of attorney for the annual general meeting (has been distributed to the shareholders)
3) Nomination to the corporate assembly and the nomination committee (available at www.statoil.com)

NOMINATION TO THE CORPORATE ASSEMBLY AND NOMINATION COMMITTEE

The nomination committee of Statoil nominates five new candidates to the corporate assembly and one new candidate to the nomination committee. Other members of the corporate assembly and the nomination committee have been nominated for re-election. The election will be held at the company's annual general meeting on 19 May 2010.

1 ELECTION OF MEMBERS TO THE CORPORATE ASSEMBLY

The period of service for all members of the corporate assembly will expire this year. Benedicte Berg Schilbred, Inger Østensjø, Kåre Rommetveit and Oddbjørg Ausdal Starrfelt (deputy member) will resign from the corporate assembly. Gro Brækken resigned in August 2009.

The nomination committee has emphasised several criteria for the composition of the corporate assembly, including diversity in expertise and background and balanced gender representation. Based on this, the nomination committee has unanimously nominated the following candidates:

1. Live Haukvik Aker, Siri Kalvig, Thor Oscar Bolstad and Barbro Lill Hætta-Jacobsen to be elected as new members of the corporate assembly of Statoil ASA. Reference is also made to the presentation of the candidates in section 3 below.

2. Olaug Svarva, Idar Kreutzer, Karin Aslaksen, Greger Mannsverk, Steinar Olsen, Ingvald Strømmen, Rune Bjerke and Tore Ulstein to be re-elected as members of the corporate assembly. For the corporate assembly's election of chair and deputy chair of the corporate assembly Olaug Svarva is nominated to be elected as chair (re-election) and Idar Kreutzer is nominated to be elected as deputy chair (re-election).

3. Linda Litlekalsøy Aase to be elected as new deputy member of the corporate assembly (3rd deputy). Reference is also made to the presentation of Aase in Section 3 below.

4. Arthur Sletteberg (former 3rd deputy, new 1st deputy), Anne-Margrethe Firing (continues as 2nd deputy) and Shahzad Rana (continues as 4th deputy) to be elected as deputies of the corporate assembly.

5. The terms of office for both the newly elected and the re-elected members will run until the annual general meeting in 2012.

For further information about the candidates that are nominated for re-election, reference is made to the calls for the general meetings of shareholders on 5 July 2007, 20 May 2008 and 19 May 2009.

2 ELECTION OF MEMBERS TO THE NOMINATION COMMITTEE

Pursuant to section 11 of the company's articles of association, the nomination committee must consist of four members and the chair and one other member must be elected among the shareholder-elected members of the corporate assembly. Due to Gro Brækken's withdrawal from the corporate assembly in august 2010, she has also withdrawn from the nomination committee.

The nomination committee has emphasised several criteria for the composition of the nomination committee, including diversity in expertise and background and balanced gender representation. Based on this, the nomination committee unanimously nominates the following candidates:

1. Live Haukvik Aker to be elected as new member of the nomination committee of Statoil ASA.

2. Olaug Svarva (chair), Bjørn Ståle Haavik and Tom Rathke to be re-elected as members of the nomination committee of Statoil ASA.

3. The terms of office for both the newly elected member and the re-elected members will run until the annual general meeting in 2012.

3 INFORMATION ABOUT THE PROPOSED NEW MEMBERS

Live Haukvik Aker (born 1963) is a partner in Considium Consulting Group AS. She has previously served as CFO of Grenland Group ASA and Tandberg Data ASA, and CEO of Good Tech ASA. She has also been CFO of A. Holthe AS, and an auditor at KPMG. Aker has a master's degree in economics from Universite de Fribourg (1988) and a master's degree in management from BI Norwegian School of Management (2001). She is a board member of Eksportfinans ASA and Borgestad ASA. She has previously been a member of the boards of, among others, Revus Energy ASA, DynaPel ASA and Grenland Group ASA.

Siri Kalvig (born 1970) is founder and former CEO of the weather service company Storm Weather Center (now StormGeo AS), which was established in 1997. Today she is a PhD student in offshore wind technology at the University of Stavanger and affiliated with StormGeo AS through project-based work within climate communication and selected strategic projects as well as partner and member of the board. She has previously worked as weather presenter and project manager for TV2's weather report. Kalvig has studied physics, mathematics and astronomy at the University of Oslo, and has a master's degree in geophysics in the field of meteorology from the University of Bergen (1995). She is a board member of, among others, Storm Weather Center/ StormGeo, SK Housing AS and Hitec Industries AS. She has previously been a board member of, among others, HitecVision, Sandnes Sparebank, and the University of Stavanger. She has also served as a member of the executive board of the Norwegian Research Council and been a board member of the Department of Applied Mathematics at SINTEF. Kalvig has published several books on weather and climate and is often used as a commentator in the media for weather and climate related issues. The last two years she has also been working for the governmental climate campaign "Klimaløftet" and has developed and held a nationwide climate lecturing tour (Himmel og Hav) and a climate course for teachers (Klimaklok).

Thor Oscar Bolstad (born 1954) is executive director of Herøya Industripark in Porsgrunn, one of the country's largest industrial parks. He has previously been executive director of Hydro Production Partner Grenland and has worked as corporate adviser at Opteam AS within the areas of leadership, quality assurance, project management and HSE. He has also served as CEO of Grenland Offshore AS, director of administration of Norwegian Contractors AS, section leader of Veidekke AS, and also as project manager at Oil Industry Services AS. Bolstad was educated at Agder Engineering and Regional College (1978) and has also studied business administration and project management at the same institution. He is chairman/director of several companies and organisations, including Bamble and Langesund Sparebank, Grenland Industriutvikling AS, Industry Cluster Grenland and the Industry Committee NHO Telemark.

Barbro Lill Hætta-Jacobsen (born 1972) is cand.med. from the University of Tromsø (2000) and currently works as an assistant doctor at the University Hospital of North Norway, Harstad. She has previously worked as a doctor at the Medical Sama in Harstad. She has also worked as a political adviser for the Ministry of Local Government. She is a board member of the Oslo University Hospital and the North Norwegian Festival of Culture, as well as a municipal council representative and member of the executive committee for Harstad municipality. She has previously held numerous directorships, including Det Norske Oljeselskap ASA, the Norwegian Petroleum Society division Harstad, Rikshospitalet HF, Tromsø 2018 AS, The Norwegian State Housing Bank and Harstad Labour Party. She has also been a deputy mayor in Harstad and leader of the Sami Language Council.

Linda Litlekalsøy Aase (born 1966) is vice president of Rolls-Royce Marine AS' foundry in Bergen. She has previously served as, among other things, quality and HSE director in the same company and also had responsibility for real estate operation and management. Prior to this, she was assisting operational manager at Prosafe Drilling Services AS (now KCA Drilling), where she was also part of the top management. She has furthermore held positions as quality manager of Prosafe Drilling Services and Grøner Inspection & Materials Technology AS. Aase is a Master of Science from NTH (1989). She has also taken several courses in economics and management at NHH and BI Norwegian School of Management.